                         WINDSOR COAL COMPANY
                   QUARTERLY REPORT PER REQUIREMENTS
               OF HOLDING COMPANY ACT RELEASE NO. 26573
                 FOR THE QUARTER ENDED MARCH 31, 2000



                               CONTENTS

                                                                 Page

     Statements of Income and Retained Earnings                     1

     Balance Sheets                                                2-3

     Information Concerning Mine Operations and
       Capital Improvements                                         4

     Calculation of Cost of Capital and
       Statement of Cost of Commercial Coal Sold and Shipped        5

     Statement of Cost of Operation                                 6

     Analysis of Mining Plant in Service                            7

     Calculation of Allowed Cost of Capital -
       Effective April 1, 2000                                      8

                         WINDSOR COAL COMPANY
                          STATEMENT OF INCOME
                 FOR THE QUARTER ENDED MARCH 31, 2000
                              (UNAUDITED)


                                                        (in thousands)

OPERATING REVENUES                                         $32,730

COST OF OPERATION                                           33,686

OPERATING LOSS                                                (956)

NONOPERATING INCOME                                            912

LOSS BEFORE FEDERAL INCOME TAXES                               (44)

INTEREST CHARGES                                                 6

LOSS BEFORE FEDERAL INCOME TAXES                               (50)

FEDERAL INCOME TAX CREDIT                                      (55)

NET INCOME                                                 $     5



                    STATEMENT OF RETAINED EARNINGS
                 FOR THE QUARTER ENDED MARCH 31, 2000
                              (UNAUDITED)

                                                        (in thousands)

BALANCE AT BEGINNING OF PERIOD                               $33

NET INCOME                                                     5

BALANCE AT END OF PERIOD                                     $38


The common stock of the Company is wholly owned by Ohio Power Company.

                         WINDSOR COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)
                                                           March 31,
                                                             2000
                                                        (in thousands)
ASSETS

MINING PLANT:
  Mining Plant in Service                                  $ 46,569
  Construction Work in Progress                                  28
         Total Mining Plant                                  46,597
  Accumulated Depreciation and Amortization                  44,557

         NET MINING PLANT                                     2,040

CURRENT ASSETS:
  Cash and Cash Equivalents                                  55,202
  Accounts Receivable:
    General                                                   2,692
    Affiliated Companies                                     13,291
  Coal                                                          158
  Materials and Supplies                                      3,339
  Accrued Tax Benefit                                        13,514
  Other                                                         409

         TOTAL CURRENT ASSETS                                88,605

DEFERRED INCOME TAXES                                        19,956

DEFERRED CHARGES                                                212

           TOTAL                                           $110,813

                         WINDSOR COAL COMPANY
                             BALANCE SHEET
                              (UNAUDITED)

                                                          March 31,
                                                            2000
                                                       (in thousands)
CAPITALIZATION AND LIABILITIES

SHAREHOLDER'S EQUITY:
  Common Stock  - Par Value $0.10:
    Authorized  - 5,000 Shares
    Outstanding - 4,064 Shares                            $   -
  Paid-in Capital                                             -
  Retained Earnings                                             38

         TOTAL SHAREHOLDER'S EQUITY                             38

OTHER NONCURRENT LIABILITIES:
  Accrued Postretirement Benefits Other Than Pensions       27,151
  Mine Closure Costs                                        18,906
  Workers' Compensation Claims                              15,692
  Operating Reserves                                        24,845

         TOTAL OTHER NONCURRENT LIABILITIES                 86,594

CURRENT LIABILITIES:
  Accounts Payable:
    General                                                    912
    Affiliated Companies                                       898
  Accrued Vacation Pay                                       1,066
  Workers' Compensation Claims                               5,934
  Other                                                      1,970

         TOTAL CURRENT LIABILITIES                          10,780

REGULATORY LIABILITIES                                      13,381

DEFERRED CREDITS                                                20

           TOTAL                                          $110,813

                         WINDSOR COAL COMPANY
    INFORMATION CONCERNING MINE OPERATIONS AND CAPITAL IMPROVEMENTS
                 FOR THE QUARTER ENDED MARCH 31, 2000

     The Company announced plans to discontinue mining operations effective April 30, 2000. Subsequently the Company revised the mine closing date to December 31, 2000. A provision of $48.4 million for mine closure costs, postretirement benefits other than pensions and workman's compensation costs was recorded in July 1999 and billed to Ohio Power Company under the coal supply agreement.

                         WINDSOR COAL COMPANY
CALCULATION OF COST OF CAPITAL AND STATEMENT OF COST OF COMMERCIAL COAL SOLD AND SHIPPED
                 FOR THE QUARTER ENDED MARCH 31, 20008
                    (in thousands, except as noted)
                                                                                                        January
                                                                                                        through
                                                                                                         March
                                                                                                          2000
  I. Calculation of Cost-of-Capital Compensation:
       A. Equity Investment at Beginning of Period:
            Common Stock                                                                                $   -
            Paid-in Capital (excluding item D)                                                              -
            Excess of Acquisition Cost Over Net Book Value                                                   172
                                                                                                             172
       B. Rate of Return Allowable per HCAR No. 26573:
            10.43% per annum, 2.6075% per quarter                                                        .026075

       C. Earnings Allowable on Equity Investment
            1. Current Quarter                                                                           $      5
            2. Year-to-Date                                                                              $      5

       D. Net Income per Statement of Income                                                             $      5
            Add: Interest Charges                                                                               6
            Less: Nonoperating Income                                                                         912

       E. Applied Cost-of-Capital Billing Adder:
            1. Current Quarter                                                                           $   (901)
            2. Year-to-Date                                                                              $   (901)

 II. Coal Billing Calculation:
       A. Total Operating Expenses (a)                                                                   $ 33,631

       B. Add: Cost-of-Capital Billing Adder as Applied per E. 1. of Section I                               (901)

       C. Cost Applicable to Current Quarter Coal Billings                                                 32,730
            Less: Cost Applicable to Coal Sold to Unaffiliated Companies                                    4,429
              Cost Applicable to Current Quarter Coal Billings to Ohio Power                             $ 28,301

       D. Coal Sold and Shipped in Current Quarter to Ohio Power (in tons)                                346,831

       E. Average Price per Ton to Ohio Power (in dollars) (C/D)                                           $81.60

(a)  As represented by "Cost of Operation" plus "Federal Income Taxes" reported in Statement of Income.

                         WINDSOR COAL COMPANY
                    STATEMENT OF COST OF OPERATION
                 FOR THE QUARTER ENDED MARCH 31, 2000


                                                       (in thousands)

Direct Labor-UMW*                                          $   820
Indirect Labor-UMW*                                          1,906
Benefits-UMW*                                                4,845
Salaries and Benefits-Nonunion                               2,938
Operating Supplies                                           1,240
Repair Parts and Materials                                   1,518
Electricity and Other Utilities                                 28
Outside Services-Maintenance, Haulage and Reclamation        2,174
Taxes Other Than Federal Income Taxes**                      1,667
Rental of Equipment                                              6
Depreciation, Depletion and Amortization                     4,220
Royalties                                                      425
Mining Cost Normalization***                                 5,287
Other Production Costs                                       6,740

Subtotal                                                    33,814

Transfers of Production Costs (to)/from Coal Inventory        (128)

          Total                                            $33,686

  * United Mine Workers of America.
 ** Excludes FICA, Federal Unemployment and State Unemployment Taxes.
    These costs are reflected in employee benefits.
*** Represents the deferral/accrual required to establish a selling price based on forecasted results for the year.
    The amount of mining cost normalization is established on an "overall" company basis(i.e., not itemized) and is eliminated by year-end.

                         WINDSOR COAL COMPANY
                  ANALYSIS OF MINING PLANT IN SERVICE
                AND RELATED ACCUMULATED PROVISIONS FOR
                     DEPRECIATION AND AMORTIZATION

                                              March 31, 2000
                                                           Net
                                      Gross  Accumulated  Carrying
                                      Cost    Provisions   Amount
                                              (in thousands)

          Description

Surface Lands                        $   623    $  -       $  623

Mining Structures and Equipment       35,848     34,813     1,035

Coal Interests (net of depletion)         57       -           57

Mine Development Costs                10,041      9,744       297

    Total Mining Plant
      in Service                     $46,569    $44,557    $2,012

         OHIO POWER COMPANY'S (OPCo's) ACTIVE COAL MINES
      CENTRAL OHIO COAL COMPANY; SOUTHERN OHIO COAL - MEIGS;
                     AND WINDSOR COAL COMPANY
      ALLOWED AFTER-TAX COMPOSITE COST-OF-CAPITAL IS 10.27%
                         EFFECTIVE 4-1-00


THE 10.27% IS OPCo's WEIGHTED AVERAGE COST-OF-CAPITAL AND WAS
CALCULATED AS FOLLOWS:


             CAPITALIZATION                          AFTER-TAX
               @12/31/99    PERCENT   EFFECTIVE      WEIGHTED
COMPONENT         (000)     OF TOTAL     COST      RATE OF RETURN


Long-term Debt $1,077,200(a)  43.67%     7.19%(c)       3.14%

Preferred Stock    25,787      1.05%     4.88%(c)       0.05%

Common Stock    1,363,572(b)  55.28%    12.81%(d)       7.08%

Total          $2,466,559    100.00%                   10.27%*


Authorization: HCAR 35-26573 dated 9-13-96
(SEC File No. 70-8611).



(a) Includes long-term debt due in one year and is net of unamortized debt premium and discount, unamortized debt expense and unamortized loss on reacquired debt.

(b) Common equity includes premium on preferred stock and excludes undistributed subsidiary earnings.

(c)   Embedded cost at 12/31/99.

(d) No more than the rate allowed by the PUCO in a retail rate proceeding involving OPCo and settled in 1995.


 * Rate will be applied for billing purposes to the twelve month period commencing April 1, 2000.